Exhibit 99.1

SUZANO S.A.

Publicly Held Company

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

EXTRACT FROM THE MINUTES OF THE EXTRAORDINARY MEETING OF THE FISCAL COUNCIL

("Meeting")

1.            Date, time and place: September 17, 2020, at 9:00 a.m., by videoconference pursuant to Article 10 of the Internal Rules of the Fiscal Council ("Council") of Suzano S.A. ("Suzano" or "Company").

2.            Attendance: The following member of the Fiscal Council of the Company participated in the Meeting by videoconference: Rubens Barletta, Eraldo Soares Peçanha and Luiz Augusto Marques Paes. Also participating in the Meeting, by videoconference: HR: Argentino Oliveira, Fernando Brait and Marcelo Ruiter; Paper Unit: Leonardo Grimaldi and Bernardo Pereira; Pulp and Financial Planning and Performance Management Unit: Paulo Morgado, Silvia Krueger, Kelly Bertoldo and Alex Fabiano Cintra; Forest Unit: Thais Maria Millani and Rychard Bezerra; Council Secretariat :Tatiane Amorim.

3.           Agenda :(...) (3.5.) (...) Approval of the reform and restructuring of the Internal Rules of the Fiscal Council.

3.1.        Development of the Agenda: Among the matters on the agenda, it was decided as follows: "Internal Rules: Considering the need to update the Internal Rules of the Fiscal Council of the Company, originally approved on December 5, 2017, the members of the Fiscal Council passed the reviewed draft of such Internal Rules that was previously submitted to them by the Company's Legal Team and, after reading and discussing this draft, approved, unanimously and without reservation, the new version of the Internal Rules of the Fiscal Council of the Company attached to this minutes in the form of its Annex I. There being no objections to what was discussed or what was approved, the item was closed and, with it, the agenda".

4.           Closure: Nothing else to deal with, the Meeting has been closed. The minutes of the Meeting were prepared, read and approved by all participating members of the Fiscal Council.

São Paulo, SP, September 17, 2020.

Rubens Barletta	Eraldo Soares Peçanha

Luiz Augusto Marques Paes

Annex I

Internal Rules of the Fiscal Council of

Suzano S.A.

This Internal Rules were reformed, restructured and approved by the Fiscal Council of Suzano S.A. on September 17, 2020.

Chapter I

Nature and Principles of the Council

Article 1.          The Fiscal Council of Suzano S.A. (the "Company") is a collegiate council of a non-permanent nature.

Article 2.          The Fiscal Council, when installed, will have the attributions and responsibilities conferred by Law 6.404/76, the Company's Bylaws (the "Bylaws") and these Internal Rules.

Chapter II

Qualification of the Supervisory Board

Article 3.          The members of the Fiscal Council must necessarily meet the following requirements:

(a)	to be independent in relation to the Company;

(b)	not to be a member of the management bodies and employee of the Company or of a controlled company or of the same group, nor to be a spouse or relative, up to a third degree, of the Company's managers;

(c)	to be resident in Brazil;

(d)	to have a diploma in a higher education course or have held, for a minimum of three (3) years, the position of company manager or member of Fiscal Council in accordance with Article 162 of Law 6.404/76 (as amended);

(e)	to have an unblemished reputation and not be prevented by special law, or convicted of a felony, of prevarication, bribery, concussion, embezzlement, against the popular economy, public faith or property, or the criminal penalty that sees, even temporarily, access to public office;

(f)	not to have conflicts of interest;

(g)	be aligned with the Company's values; and

(h)	to have knowledge of best corporate governance practices.

Article 4.        The Council Member shall ensure sufficient time available for the study of the proposed agendas in order to provide effective participation in the Fiscal Council.

Chapter III

Attributions

Article 5.        It is the Fiscal Council's attribution to perform the functions provided for in the competent legislation, including, without limitation, those defined in Article 163 of Law No. 6,404/76.

Chapter IV

Composition, Installation and Operation

Article 7.        The Fiscal Council shall only be installed by the General Meeting upon the request of the shareholders, in accordance with the Company's Bylaws and applicable legislation, especially with respect to Paragraphs 2 and 3 of Art. 161 of Law 6,404 of December 15, 1976. Once installed, the Fiscal Council will be composed of 3 (three) to 5 (five) effective members, and an equal number of alternates, elected by the same conclave.

Sole Paragraph. The investiture of the members of the Fiscal Council shall be subject to the prior subscription of the Term of Consent of the Members of the Fiscal Council in accordance with the provisions of the Novo Mercado Regulation, as well as the compliance with the applicable legal requirements.

Article 8.        The members of the Fiscal Council shall be replaced, in case of vacancy, as well as in cases of impediments, or absences, by the respective alternates.

Sole Paragraph: In the case of vacancy, as described in the caput, if there is no alternate, in order to reach the minimum number of members, the Company shall convene an Extraordinary General Meeting to elect a new member to the vacant position, as well as that of his/her respective alternate, whose mandates will be exercised until the first Ordinary General Meeting.

Article 9.        The members of the Fiscal Council and their alternates shall hold their positions until the first General Meeting that is held after their election, and may be re-elected.

Article 10.     The participation of a member of the Fiscal Council is provided in its meetings, by telephone, videoconference or other means of communication; and to be assured the effective participation and authenticity of their vote, the members must deliver, within 3 (three) days following the meetings, at the registered office or send by e-mail, documents signed by them confirming their participation and the content of their votes, without such action with the signature of the corresponding minutes of the meeting of the Fiscal Council by that member , which will refer to the way in which he manifested himself.

Article 11.      It will be up to any of the members of the Fiscal Council to attend the General Meeting to present opinions and representations of the Fiscal Council, as well as to respond to requests for information and clarifications collected by shareholders, in view of the prescription of Paragraph 6 of Article 163 of Law 6,404 of December 15, 1976.

Article 12.      The Fiscal Council, in the fiscal year in which it is installed, shall meet, ordinarily, at least once every three months.

Article 13.      Meetings will be convened upon notice sent at least five (5) days in advance, by means of a registered letter, telephone or e-mail, together with the support material relating to the matters contained in the corresponding agenda.

Article 14.      The meeting at which all the effective members (or their alternates) of the Fiscal Council attend is waived from any call notice formalities.

Article 15.      From the meetings of the Fiscal Council will be drawn up the corresponding minutes that, after approved by the members, will be signed by them and will remain archived in the Company's records together with the support material relating to each meeting.

Chapter V

Compensation

Article 16.      The effective members of the Fiscal Council shall be entitled to the compensation determined by the General Meeting, respecting the legal minimum limit, and may not receive any additional compensation from the Company, from a company controlled by it or related to it, unless such additional compensation arises from, or relates to, services rendered to the Company prior to the election, or does not compromise the exercise of the function of member of the Fiscal Council.

Chapter VI

Final Provisions

Article 17.      The lacking cases of these Internal Rules shall be resolved by the Fiscal Council in accordance with its attributions.

Article 18.      These Internal Rules may only be amended upon resolution of the Fiscal Council.

Article 19.      These Internal Rules shall enter into force on the date of its approval by the Fiscal Council.

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